Exhibit 4.6

Settlement Agreement with Former CEO

                              SETTLEMENT AGREEMENT

BETWEEN:
                                 MARSULEX INC.
                                (the "Company")

                                      and

                                   DAVID GEE
                               (the "Executive")

WHEREAS the Executive is employed as the President and Chief Executive Officer of the Company and of certain of its affiliates pursuant to the terms of a letter employment agreement dated July 17, 1995;

AND WHEREAS as a result of the Executive and the Company determining that it is in their mutual best interests to conclude their association, the parties hereto agree that the Executive's employment with the Company shall terminate effective January 1, 2005;

AND WHEREAS in consideration of the sums payable to the Executive and the continuation of certain benefits contemplated herein, the Executive agrees to be bound by the restrictive covenants contained in this Agreement;

AND WHEREAS the Executive and the Company wish to conclude their association in an orderly fashion and are desirous of resolving all claims, demands, liabilities and issues arising out of the Executive's employment and his termination of employment with the Company and his resignation from its affiliates;

NOW THEREFORE the Executive and the Company agree as follows:

1. In this Agreement, "Notice Period" means the period commencing on January 1, 2005 and ending on June 30, 2007.

2. The Executive's employment with the Company shall terminate effective December 31, 2004. The Executive will cease to hold the position of President and Chief Executive Officer and shall cease all directorships with the Company and any of its affiliates effective November 19, 2004 and shall thereafter perform those services as contemplated by paragraph 9 herein, it being understood that his compensation with the Company shall remain unchanged through December 31, 2004. The Executive confirms his resignation from employment with all of the Company's affiliates effective November 19, 2004.

3.   Within three (3) business days from December 31, 2004, the Company shall:

     (a) pay to the Executive any accrued but unpaid salary owing to December 31, 2004; and

     (b) pay to the Executive a bonus of $156,000, less applicable withholdings and deductions, in respect of service for the 2004 year.

4. The Company shall pay to the Executive in respect of his termination of employment a lump sum retiring allowance in the amount of $1,462,500, less applicable withholdings and deductions which amount represents the sum of thirty (30) months base salary plus thirty (30) months bonus. This amount will be paid within three (3) business days from December 31, 2004.

5. The Company shall continue to make its premium contributions so as to provide for the benefits set out in Schedule "A", attached hereto, until the earlier of (i) the end of the Notice Period and (ii) the date the Executive secures comparable benefit coverage.

6. Effective December 31, 2004, and to the extent then not vested, the Executive's Performance Share Units ("PSU") and stock options as summarized in Schedule "B" attached hereto shall vest in their entirety notwithstanding the terms of the Company's Performance Share Unit Plan dated May 30, 2002 (the "PSU Plan"), or the Company's Stock Option Plan dated October 16, 1996, (the "Option Plan"), both as amended from time to time. The exercise of the PSUs and stock options shall otherwise be governed by the terms of the PSU Plan and the Option Plan it being understood that (i) for the purpose of the Option Plan, the Executive's termination from the Company, his resignation from employment with the affiliates and his resignation as director shall be deemed to be involuntary, and (ii) for the purpose of both the Option Plan and the PSU Plan, the Executive's employment with the Company and its affiliates shall be deemed to have continued until June 30, 2007.

7. The Company shall, in respect of the Executive's participation in the Supplementary Pension Plan ("SPP"), make a one-time lump sum contribution to the David Gee RCA Trust Fund in the amount set forth in the Kraft Financial Inc. memorandum dated November 18, 2004 from James W. Kraft to Ian Matheson and others, which memorandum is attached as Schedule "C" hereto. The Company shall continue to pay the annual insurance premiums required to provide for the benefits contemplated by the SPP.

8. The Company will reimburse the Executive, against proper invoices, to a maximum of $12,000 in respect of the legal fees incurred by the Executive in obtaining independent legal advice related to the termination of his employment and the negotiation of this Agreement.

9. For a reasonable period of time following December 31, 2004 (but in no event later than July 1, 2005), the Executive shall, for no additional consideration, make himself available to assist the Company with the sale of the Company's Power Division, and for such other matters as the Board of Directors of the Company may reasonably request. Notwithstanding the foregoing, the Executive shall also make himself available, for no additional consideration, to assist in the Holcim, Inc. litigation until the final resolution of such litigation and for a reasonable period of time thereafter for matters related to the disposition of same. The Executive shall be reimbursed for all pre-approved expenses incurred in the performance of these services.

10. Except as is required to provide the services contemplated in paragraph 9, the Executive will maintain in confidence all confidential information acquired by him during his employment and will not disclose to any third party (save for such disclosures as may be required by law) or use for his own benefit or that of any third party any such information learned during the course of his employment other than confidential information which becomes public knowledge other than through the actions of the Executive. For the purposes of this Agreement, "confidential information" includes, but is not limited to, information relating to the Company's or its affiliates' operations or business, in whatever form, including information relating to the Company's or its affiliates' products, improvements, customers, methods of distribution, sales, prices, profits, costs, contracts, suppliers, business prospects, business methods, techniques, research, data bases, trade secrets or know-how or any other information not publicly known or relating to the affairs of the Company or its affiliates, all of which shall be treated in confidence.

11. On or prior to December 31, 2004, the Executive shall return to the Company all correspondence, documents, software and other property belonging to the Company or its affiliates, which the Executive currently has in his possession except for such property reasonably necessary to provide the services contemplated in paragraph 9, which property shall be returned at the Company's request. The Executive shall not reproduce any such property in any manner whatsoever. The Executive will be permitted to keep the cell phone and laptop computer currently in his possession.

12. In consideration of the amounts payable to the Executive pursuant to this Agreement, the Executive shall not, during the Notice Period, on his own behalf or on behalf of or in connection with any person or entity, directly or indirectly, in any capacity whatsoever including as an employer, employee, principal, agent, joint venturer, partner, shareholder or other equity holder, independent contractor, licensor, licensee, franchiser, franchisee, distributor, consultant, supplier or trustee or by and through any corporation, cooperative, partnership, trust, unincorporated association or otherwise carry on, be engaged in, have any financial or other interest in or be otherwise commercially involved in any endeavour, activity or business in all or any part of North America which is substantially the same as or is in competition with the then current business of the Company or its affiliates (the "Business"). However, the Executive shall not be in default of this paragraph 12 by virtue of (i) his holding as a passive investor not more than 5% of the issued and outstanding shares of a corporation, the shares of which are listed on a recognized stock exchange and with which corporation the Executive has no other connection whatsoever, or (ii) the directorships he holds as at the date of this Agreement including, but not limited to, his acting as a director of Chemtrade Logistics Inc.

13. The Company and the Executive agree that during the Notice Period, the Executive may, in writing, seek the view of the Board of Directors as to whether or not a proposed activity is in breach of his obligations under paragraph 12 and the Board of Directors shall provide, in writing, its view within a reasonable period of time following the receipt of such request.

14. In consideration of the amounts payable to the Executive pursuant to this Agreement, the Executive shall not, during the Notice Period, on his own behalf or on behalf of or in connection with any other person or entity, directly or indirectly, in any capacity whatsoever

     (a) canvass or solicit the business of (or procure or assist the canvassing or soliciting of the business of) (i) any person or entity who is on December 31, 2004 or was at any time during the period commencing six months prior to December 31, 2004 a customer of the Company or its affiliates ("Customers"), or (ii) any person or entity canvassed or solicited at any time during the period commencing six months prior to December 31, 2004 in connection with the Business ("Prospective Customer") for a purpose which is competitive with the Business;

     (b) accept (or procure or assist the acceptance of) any business from any Customer or Prospective Customer which business is competitive with the Business; or

     (c) supply (or procure or assist the supply of) to any Customer or Prospective Customer, goods or services which are the same as or substantially similar to, or in any way competitive with, the products or services of the Business.

15. The Executive hereby expressly recognizes that the Company would not have entered into this Agreement nor agreed to provide the payments or continue the benefits set out in paragraphs 4 and 5 without the inclusion of the restrictions provided for in paragraphs 12 and 14. The Executive hereby further recognizes and expressly acknowledges that the Company would be subject to irreparable harm should any of the provisions of paragraphs 10, 11, 12 or 14 be infringed, or should any of the Executive's obligations thereunder be breached by the Executive, and that damages alone will be an inadequate remedy for any breach or violation thereof and that the Company, in addition to all other remedies, shall be entitled as a matter of right to equitable relief, including temporary or permanent injunction to restrain such breach.

16. The Executive further acknowledges that any violation by him of the covenants set out in paragraphs 10, 12 and 14 may result in material irreparable harm to the Company or its affiliates for which there is no adequate remedy at law and that damages may not remedy such harm. In the event that a court of competent jurisdiction determines that a breach of any such covenant has occurred, the Executive will forfeit any claim to and the Company will be entitled, in addition to any remedy available to it under paragraph 15, to cease payment of any amounts or benefits remaining due and owing pursuant to the terms of this Agreement provided however, as such relates to a breach of paragraph 10, the Executive must have intentionally disclosed confidential information.

17. The Executive and the Company agree that the terms of this Agreement shall remain confidential as between the Executive and the Company and shall not be disclosed by either party, other than as required by law, to any person, corporation, association or organization with the exception of members of the Executive's immediate family, the parties' legal and financial advisors and those at the Company who need to know and then only in strictest confidence.

18. The Executive further agrees that if any provision of this Agreement or a part thereof is found to be unenforceable, it shall only be ineffective to the extent of such invalidity or unenforceability without affecting in any way the remaining provisions hereof.

19. All payments by the Company to the Executive under this Agreement shall be in Canadian currency and shall be subject to applicable withholdings.

20. The Executive shall not at any time, denigrate, through adverse or disparaging communication, written or oral, whether true or not, the operations or business of the Company, its affiliates or its or their current or former employees, officers or directors except where such communication is truthful and required by law. The Company shall make no adverse or disparaging communication, written or oral, whether true or not concerning the Executive or his relationship with the Company except where such communication is truthful and required by law.

21. The Executive shall be covered by any Director and Officer insurance that applies to the directors generally, in respect of the services rendered by him prior to December 31, 2004 or provided pursuant to paragraph 9 herein.

22. It is agreed by the parties that the Executive shall confirm his acceptance of the terms contained herein by signing this Agreement and the Release which is attached hereto as Schedule "D" and which is a condition of this Agreement.

23. This Agreement shall be interpreted in accordance with the laws in the province of Ontario and the laws of Canada applicable therein.

24. The Company will announce the Executive's termination as President and Chief Executive Officer on November 19, 2004 by delivery of the Press Release attached hereto as Schedule "E".

25. This Agreement and the Schedules attached hereto constitute the entire agreement between the parties with respect to the subject matter herein. All previous agreements, written or oral, express or implied between the parties or on their behalf relating to the subject matter of this Agreement are terminated and cancelled.

26. This Agreement may be executed in counterparts and by each party hereto on a separate counterpart, all of which when so executed shall be deemed to be an original and all of which taken together, shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement and in the case of the Executive, the Release attached as Schedule "D" by telecopier or facsimile transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

     IN WITNESS WHEREOF the parties have duly executed this Agreement.

Dated at                 this         day of November, 2004.

                                          MARSULEX INC.



                                          Per: ________________________________


Dated at                 this         day of November, 2004.



________________________________          ___________________________________
Witness                                   DAVID GEE

SCHEDULE "A"

                                 MARSULEX INC.

                               DAVID GEE BENEFITS
                               ------------------

BASIC LIFE INSURANCE
--------------------

Formula:                                        2 times annual earnings
All eligible Employees

Survivor Benefits                         2-year Survivor Extension applies to
                                        Dependent Life, Health & Dental benefits

Overall Maximum                                        $1,000,000
Cost Sharing                                        Paid by Marsulex

BASIC ACCIDENTAL DEATH &
------------------------
DISMEMBERMENT
-------------

Formula                                           Matches Life Schedule
Maximum

Cost Sharing                                        Paid by Marsulex

HEALTH CARE INSURANCE
---------------------

Deductible
 - Single                                                 Nil
 - Family                                                 Nil
Overall Annual Maximum                                 Unlimited
Hospital Accommodation                                Semi-Private
Reimbursement Level

 - Hospital                                               100%
 - Vision care                                            100%
 - Medical + Drugs                                        100%
 - Out of Country                                         100%

Vision Care Maximum                                   $300/24 mos

Annual Paramedical Maximum                                $500

Cost Sharing                                        Paid by Marsulex

*Deductible not applicable to Hospital,
Vision Care and Out of Country
                                        ----------------------------------------

                                        ----------------------------------------

DENTAL INSURANCE
----------------

Fee Schedule                                            Current

Deductible

- Single                                                  Nil
- Family                                                  Nil

Reimbursement Level

 - Basic & Supplementary                                 100%
 - Dentures/Major Restorative                             80%
 - Orthodontics                                           50%

Annual Maximum

 - Basic & Supplementary                                $1,000
 - Dentures/Major Restorative                           $1,500

Lifetime Maximum

 - Orthodontics                                         $2,000

Cost Sharing                                        Paid by Marsulex

*Deductible not applicable to Basic &
Supplementary

MARSULEX HEALTHCARE SPENDING ACCOUNT     $1,000/calendar year for both employee
------------------------------------                   and spouse

CAR ALLOWANCE                            $1,716.14/month plus reimbursement of
-------------                             annual automobile insurance premium.
                                                    Paid by Marsulex

FINANCIAL PLANNING                           Annual for reasonable expenses.
------------------                                  Paid by Marsulex


MEMBERSHIP FEES
---------------

Beacon Hall Golf Club and                             Annual dues.
World Presidents Organization                       Paid by Marsulex.
                                        ----------------------------------------

                                  SCHEDULE "B"

                   PERFORMANCE SHARE UNITS AND STOCK OPTIONS
                            SUMMARY OF STOCK OPTIONS

       Grant                              Strike           Vesting
        Date               Grant           Price             Date       Options
        ----               -----           -----             ----       -------

  August 12, 1997         190,000          $4.65          8/12/1997      94,500
                                                          8/12/1998      32,000
                                                          8/12/1999      32,000
                                                          8/12/2000      31,500

    May 22, 1998          66,000           $8.80          5/22/1999      22,000
                                                          5/22/2000      22,000
                                                          5/22/2001      22,000

    May 10,1999           150,000          $3.85          5/10/2000      50,000
                                                          5/10/2001      50,000
                                                          5/10/2002      50,000

    May 10, 2000          190,000          $3.40          5/10/2001      63,334
                                                          5/10/2002      63,333
                                                          5/10/2003      63,333

   March 21, 2001         325,000          $2.23          3/21/2002     108,333
                                                          3/21/2003     108,333
                                                          3/21/2004     108,334

 February 28, 2002        32,500           $3.90          2/28/2003      10,833
                                                          2/28/2004      10,833
                                                          2/28/2005      10,834

                          953,500                                       953,500
                          =======                                       =======


                                                 SUMMARY OF PSU GRANTS

  Year        Units                     Grant                           Release
Granted*     Granted                   Period                             Date           Vesting      Units
--------     -------                   ------                             ----           -------      -----

2002        97,300.00        March 1, 2002 - March 1, 2005            March 31, 2005       2002      32,433.33
                                                                                           2003      32,433.33
                                                                                           2004      32,433.33

2003        140,000.00       March 1, 2003 - February 28, 2006        March 31, 2006       2003      46,666.67
                                                                                           2004      46,666.67
                                                                                           2005      46,666.67

2004        72,600.00        March 1, 2002 - March 1, 2007            March 31, 2007       2004      24,200.00
                                                                                           2005      24,200.00
                                                                                           2006      24,200.00

            Total                                                                                    309,900.00
                                                                                                     ==========

*Effective Date March 1st of each year.

                                  SCHEDULE "D"

                                 FINAL RELEASE

In consideration of the terms set out in the attached Settlement Agreement, dated November 18, 2004 (the "Agreement"), I, David Gee (the "Releasor") hereby release and forever discharge Marsulex Inc. (the "Releasee") from any and all actions, causes of action, complaints, contracts and covenants, whether express or implied, claims and demands for damages, indemnity, costs, interest, loss or injury of every nature and kind whatsoever arising, which I may heretofore have had, may now have or may hereinafter have in any way relating to my hiring by, my employment with or the termination of my employment by the Releasee, which specifically includes but is not limited to any claims for notice, pay in lieu of notice, wrongful dismissal, severance pay, bonus, overtime pay, incentive compensation, including Performance Share Units, stock options, interest, vacation pay, supplemental pension benefits, health and welfare benefits or any claims under applicable employment standards or human rights legislation or any employment-related legislation; provided, however, that this Release shall not include any claim for contribution and indemnity the Releasor may have against the Releasee, as a result of claims by third parties against the Releasor relating to the performance of the Releasor's duties and responsibilities as an officer and director of the Releasee and this Release does not apply to the Releasee's obligations under the Settlement Agreement.

It is understood and agreed that for the said consideration, I will not make any claim or take any proceeding in connection with the claims released herein against any other person or party who may claim contribution or indemnity from the Releasee by virtue of said claim or proceeding.

It is understood and agreed that the amounts provided to me are intended to be inclusive of, and not in addition to, any benefits and allowances or obligations prescribed by applicable employment standards legislation and are to be in full payment of the obligations under such legislation, including the individual notice, termination pay and benefits requirements and entitlements of such legislation.

It is further understood and agreed that the provisions hereof shall enure to the benefit of the Releasee, its parent, subsidiary, affiliated or predecessor companies and its and their respective current and former directors, officers, employees, successors and assigns, and shall be binding upon the Releasor, his heirs, executors, administrators, assigns and other legal representatives.

And for the said consideration, I further covenant and agree to save harmless and indemnify the Releasee from and against all claims, charges, taxes or penalties and demands which may be made by the appropriate taxing authorities in Canada and Ontario requiring the Releasee to pay income tax, charges or penalties under applicable statutes and regulations in respect of income tax payable by me for services I rendered to the Releasee, and in respect of any and all claims, charges, taxes, or penalties and demands which may be found payable by the Releasee in respect of myself relating to governmentally regulated or other employment insurance or pension plan programs except to the extent such claims, charges, taxes or penalties arise as a result of errors made by the Company.

I expressly declare, except as set out in the Settlement Agreement, that I have no claim of any nature or kind to any entitlement whatsoever arising under or from any group health or welfare insurance policy maintained by the Releasee for the benefit of its employees including disability or life insurance plans.

I hereby declare that I have been given the opportunity to obtain independent legal advice with respect to the matters addressed in this Release and the Agreement. I hereby voluntarily accept the said terms for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

It is further understood and agreed that the giving of the aforementioned consideration is deemed to be no admission of liability on the part of the said Releasee, said liability in fact being denied. IN WITNESS WHEREOF I have hereunto executed this Release by affixing my hand and seal this _____ day of November, 2004, in the presence of the witness whose signature is subscribed below.

SIGNED, SEALED AND DELIVERED
IN THE PRESENCE OF:                 )
                                    )
                                    )
____________________________        )       _________________________
Signature of Witness                )              DAVID GEE
                                    )
                                    )
____________________________        )
Name of Witness                     )
                                    )
                                    )
____________________________        )
Address                             )
                                    )
                                    )
____________________________        )

                                                                       MARSULEX
NEWS RELEASE
                                  SCHEDULE "E"


MARSULEX ANNOUNCES SENIOR MANAGEMENT CHANGES

TORONTO, November 19, 2004 -- Marsulex Inc. (TSX.MLX) announced today that David M. Gee, President and Chief Executive Officer, will be stepping aside after nine years of leading the Company. Mr. Laurie Tugman, previously Chief Operating Officer, has been appointed President and Chief Executive Officer. The Company said that it had reached a mutually acceptable arrangement with Mr. Gee that will see Mr. Gee leave his current position effective today, but remain available as an advisor to the Company on a number of on-going projects.

Mr. Gee, who joined Marsulex in August 1995, has led the Company through a series of significant changes that have established it as a leading industrial services provider with a focus on air emission control. Marsulex completed its initial public offering in December 1996, and in July 2001 spun off its North American and international removal services business to Chemtrade Logistics Income Fund in a $170 million public offering. Recently, it has completed an environmental services facility at the Syncrude Upgrader Expansion project in Mildred Lake, Alberta, and announced a planned $47 million expansion of its Montreal facility which handles sulphur recovery and site emissions for the Petro-Canada and Shell oil refineries.

Mr. Tugman, who joined Marsulex in August 1994 as Chief Financial Officer, has been responsible for operations since 2001 and was appointed Chief Operating Officer in March 2004. Mr. Tugman led the orderly transition of the Company following the Chemtrade transaction and has enabled the formation of the strong, cohesive team that guides the Company today.

Mr. Gee said, "Marsulex has been transformed from a company with significant exposure to market price and volume risk to a critical services provider that is generating high quality earnings, has demonstrated excellent growth potential and has the financial flexibility to pursue new initiatives. Laurie Tugman has been a key part of that transformation from the very beginning and I am delighted he will be leading Marsulex on the next stage of its growth."

Marsulex, which is based in Toronto, Ontario, is a leading industrial services company with a focus on outsourced air quality compliance services. The Company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

                                    # # # #
For further information:

Laurie Tugman
President and CEO
Tel: (416) 496-4157